

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

January 31, 2017

Via E-Mail
Mr. Andrew Elinesky
Chief Financial Officer
McEwen Mining Inc.
150 King Street West
Suite 2800
Toronto, Ontario
Canada M5H 1J9

> **Re: McEwen Mining Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Response Dated January 23, 2017**
> **File No. 001-33190**

Dear Mr. Elinesky:

We have reviewed your January 23, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 17, 2017 letter.

Form 10-K for the Fiscal Year ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Performance Measures, page 61 through 66

1. We have reviewed your response and proposed disclosure to comment 1 noting you do not believe you have substituted an individually tailored accounting principle for the one in GAAP in your non-GAAP presentation of earnings from mining operations, total cash costs, all-in sustaining costs, all-in costs, and average realized prices. We note from your response and proposed disclosure that you are merely multiplying each individual line item on the financial statements of Minera Santa Cruz by your ownership percentage of

49%. Please note that under the equity method of accounting you own an interest in the investee as a whole and do not have a proportionate legal interest in each financial statement line item. Since you account for your interest in the Minera Santa Cruz mine using the equity method, inclusion of a proportionate economic ownership in the non-GAAP measures does not appear to be consistent with the guidance in Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise your non-GAAP disclosures accordingly.

You may contact Joanna Lam at (202) 551-3476 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and
Mining